Exhibit 3.1

ARTICLES OF ASSOCIATION OF

MAUSER GROUP N.V.

(unofficial translation)

having its seat in Amsterdam, as these read after the execution of the deed of amendment of the articles of association executed on 27 January 2017 before M.A.J. Cremers, civil law notary in Amsterdam.

The company is registered in the Dutch trade register under number 60575530.

1.	DEFINITIONS

The following definitions shall apply in these articles of association:

(a)	Board of Directors: the board of directors of the Company;

(b)	Chairman: a member of the Board of Directors appointed as chairman;

(c)	Company: Mauser Group N.V.;

(d)	Depositary Receipts: depositary receipts for shares in the Company;

(e)	Director: a member of the Board of Directors;

(f)	General Meeting: (i) the corporate body consisting of the shareholders of the Company and all other persons with voting rights and (ii) any meeting of shareholders of the Company and other persons with meeting rights, as the case may be;

(g)	Group: has the meaning referred to in article 2:24b of the Dutch Civil Code;

(h)	Group Company: a legal entity or company with which the Company is affiliated in a Group;

(i)	Indemnified person: any person who is or was a Director or an officer of the Company;

(j)	Persons with voting rights: holders of shares with voting rights as well as usufructuaries and pledgees with the right to vote;

(k)	Persons with meeting rights: Persons with voting rights as well as shareholders who do not have the right to vote;

(l)	Registered shares: shares in the capital of the Company in registered form;

(m)	Registration Date: with respect to a General Meeting the registration date referred to in article 2:117b of the Dutch Civil Code;

(n)	Subsidiary: has the meaning referred to in article 2:24a of the Dutch Civil Code.

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2.	NAME AND SEAT

2.1.	The name of the Company is: Mauser Group N.V.

2.2.	The Company has its seat in Amsterdam, the Netherlands.

3.	OBJECTS

The objects of the Company are:

•	to participate in, finance, collaborate with and conduct the management of companies, businesses and other enterprises and to provide advice and other services with respect thereto;

•	to acquire, own, operate and use, sell, assign, transfer or otherwise dispose of or to pledge, hypothecate or otherwise encumber any assets, properties or other rights, including intellectual property rights and real and personal property, whether tangible or intangible;

•	to borrow, to lend and to raise funds, including through the issue of bonds, debt instruments or other securities or evidence of indebtedness as well as to enter into agreements in connection with the aforementioned activities;

•	to hold and invest cash, securities and other funds;

•	to provide guarantees, security or other credit support for the debts and obligations of legal persons, Group Companies or third parties;

•	to take any and all actions relating to, in connection with or in furtherance of the foregoing,

all in the widest sense of the words.

4.	CAPITAL AND SHARES

4.1.	The Company’s authorized share capital is seven million seven thousand eight hundred and ninety-nine euros and six point cents (EUR 7,007,899.60) in nominal value and is divided into eighty-seven million five hundred and ninety-eight thousand seven hundred and forty-five (87,598,745) ordinary shares, each with a nominal value of four euro cents (EUR 0.04), and eighty-seven million five hundred and ninety-eight thousand seven hundred and forty-five (87,598,745) preferred shares, each with a nominal value of four euro cents (EUR 0.04).

4.2.	Any reference in these articles of association to “shares” shall mean both the ordinary shares and the preferred shares, and any reference in these articles of association to “shareholders” shall mean both the holders of ordinary shares and the holders of preferred shares, in each case unless the context expressly requires otherwise.

4.3.	All shares shall be in registered form.

4.4.	Registered shares shall be uncertificated and shall be registered in the register of shareholders, provided that the Board of Directors may resolve that certain or all of the

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Registered shares shall be represented by share certificates. Share certificates for Registered shares shall be issued in such form, and shall be signed by such executive Directors and/or officers of the Company, as the Board of Directors may determine and shall be numbered in such manner as the Board of Directors may determine to be necessary or appropriate to distinguish the certificates representing the Registered shares. The Board of Directors may establish further rules with respect to the issuance of certificates representing Registered shares.

4.5.	The Company cannot cooperate with the issuance of Depositary Receipts.

5.	THE ISSUE OF SHARES

5.1.	The General Meeting shall have the power and authority to resolve to the issuance of shares in an amount up to the maximum authorized share capital of the Company at the time of such issuance, provided that the General Meeting may delegate to and vest the Board of Directors with the power and authority to resolve to, from time to time, the issuance of shares in an amount up to such maximum amount (but in any event not to exceed the authorized share capital of the Company at the time of such issuance) and for such period (but in any event not to exceed the maximum period included in such delegation permitted by the applicable provision of Dutch law) as the General Meeting may determine, either by a resolution or by having such delegation included in the articles of association. Each such delegation by the General Meeting may be extended from time to time, provided that no extension shall be for a period exceeding the maximum period permitted by the applicable provision of Dutch law. Unless otherwise expressly provided therein, any such delegation by the General Meeting of the power and authority to resolve to the issuance of shares to the Board of Directors shall be irrevocable.

The consideration for which any shares shall be issued, as authorized by the General Meeting or the Board of Directors, as applicable, and the terms and conditions of such issuance of shares shall be as set forth in the resolution of the General Meeting or the Board of Directors, as applicable, resolving to the issuance thereof.

5.2.	A resolution of the General Meeting to issue shares and a resolution to delegate to the Board of Directors the power and authority to resolve to the issuance of shares can in each case only be adopted pursuant to and in accordance with a proposal therefor duly made by the Board of Directors.

5.3.	A resolution of the General Meeting to issue shares and a resolution to delegate the Board of Directors the power and authority to resolve to the issuance of shares shall in each case require the prior or simultaneous approval of each class of shareholders whose rights are prejudiced by the issuance of such shares.

5.4.	Articles 5.1, 5.2 and 5.3 shall apply, mutatis mutandis, to the grant of rights to subscribe for shares, but shall not apply to the issuance of shares to a party exercising a previously acquired right to subscribe for shares.

5.5.	Without prejudice to the provisions of article 2:80 paragraph 2 of the Dutch Civil Code, the consideration for any shares issued shall not be below the nominal value thereof.

5.6.	Ordinary shares shall be issued against full payment therefor which may not be less than the nominal value thereof. Preferred shares may be issued against partial payment therefor, provided that at least one/fourth of the nominal value thereof must be paid upon the issuance.

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5.7.	Subject to the provisions of article 2:80b of the Dutch Civil Code, payment for shares must be made in cash to the extent that no other form of consideration has been approved by the General Meeting or the Board of Directors, as applicable, in the resolutions with regard to the issuance of such shares.

Payment in a foreign currency may only be made with the permission of the Company and subject to the provisions of article 2:80a paragraph 3 of the Dutch Civil Code.

5.8.	The Board of Directors may at any time determine the day(s) on which further payments on non-fully-paid-up preferred shares must be made and the amount of such payment.

5.9.	The Board of Directors is authorized, without any prior approval of the General Meeting, to perform all legal acts within the meaning of article 2:94 paragraph 1 of the Dutch Civil Code.

6.	PRE-EMPTIVE RIGHTS

6.1.	Without prejudice to the applicable provisions of Dutch law, upon the issuance of ordinary shares, each holder of ordinary shares shall have a pre-emptive right in proportion to the aggregate number of the ordinary shares held by such shareholder.

6.2.	Without prejudice to the applicable provisions of Dutch law, upon the issuance of preferred shares, each holder of preferred shares shall have a pre-emptive right in the proportion to the aggregate amount of preferred shares held by such shareholder.

6.3.	Holders of preferred shares have no pre-emptive right with respect to issuance of ordinary shares. Holders of ordinary shares have no pre-emptive right with respect to issuance of preferred shares.

6.4.	Shareholders have no pre-emptive right with respect to the issuance of shares (a) for which payment is made in a form of consideration other than in cash, (b) to employees of the Company or of a Group Company or (c) to a party exercising a previously acquired right to subscribe for shares to be issued.

6.5.	Pre-emptive rights may be restricted or excluded with respect to any share issuance pursuant to a resolution of the General Meeting, or pursuant to a resolution of the Board of Directors if the power and authority to restrict or exclude pre-emptive rights has been delegated to the Board of Directors by the General Meeting for such a period (but in any event not to exceed the maximum from the time of such delegation permitted by the applicable provision of Dutch law) as the General Meeting may determine, either by a resolution or by having such delegation included in the articles of association.

Unless otherwise expressly provided therein, any such delegation by the General Meeting shall be irrevocable. A resolution of the General Meeting to delegate to the Board of Directors the power and authority to restrict or exclude pre-emptive rights can only be adopted pursuant to and in accordance with a proposal therefor duly made by the Board of Directors.

6.6.	A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to the Board of Directors the power and authority to restrict or exclude pre-emptive

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rights referred to in article 6.5 requires the approval of a majority of at least two thirds of the votes cast at the General Meeting, if less than half of the issued share capital is represented at the meeting.

6.7.	Upon the granting of rights to acquire ordinary shares, each shareholder of ordinary shares shall have a pre-emptive right with respect to such grant in proportion to the aggregate number of ordinary shares held by him. Upon the granting of rights to acquire preferred shares, each shareholder or preferred shares shall have a pre-emptive right with respect to such grant in proportion to the aggregate number of preferred shares held by him. The provisions of this article 6 shall apply, mutatis mutandis, to grants of rights to acquire ordinary or preferred shares.

7.	OWN SHARES, RIGHT OF USUFRUCT OR PLEDGE ON OWN SHARE

7.1.	The Company cannot subscribe for shares in its own capital.

7.2.	Any acquisition by the Company of shares in its own capital that are not fully paid-up shall be null and void.

7.3.	Subject to the authorization of the General Meeting and subject to applicable Dutch law, the Board of Directors may cause the Company to acquire fully paid-up shares in its own share capital for such consideration as the Board of Directors may determine.

7.4.	The authorization referred to in article 7.3 is not required to the extent the Company acquires its own shares quoted in the listing of any stock exchange in order to transfer such shares to employees of the Company or of a Group Company.

7.5.	The Company may only accept a pledge of its own shares in accordance with the applicable statutory provisions.

7.6.	The Company is not entitled to any distributions from shares it holds in its own share capital unless such shares have been pledged to the Company.

In the calculation of the distribution of profits, the shares referred to in the previous sentence shall be disregarded unless such shares have been pledged to the Company and the Company, in its capacity as pledgee, is entitled to such distributions.

7.7.	No vote may be cast at the General Meeting in respect of shares held by the Company or by a Subsidiary.

However, usufructuaries or pledgees of shares held by the Company or a Subsidiary shall be entitled to the voting rights in respect of such shares if the applicable right of usufruct or pledge was created before the shares were acquired by the Company or a Subsidiary. The Company or a Subsidiary cannot vote any shares with respect to which the Company or such Subsidiary has a right of usufruct or pledge.

Any shares in respect of which, in accordance with applicable Dutch law, no vote may be cast shall not be taken into account in determining the number of shares or percentage of the issued capital present or represented by proxy at any General Meeting or the number of votes cast in the General Meeting.

7.8.	The term “shares” as used in this article 7 shall include Depositary Receipts.

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8.	FINANCIAL ASSISTANCE

8.1.	The Company may not provide collateral, guarantee the price, otherwise guarantee or bind itself jointly or severally with any third parties, for the purpose of the subscription or acquisition by such third parties of any shares of the Company.

This prohibition shall also extend to any Subsidiaries.

8.2.	The Company and its Subsidiaries may not provide loans for the purpose of the subscription or acquisition by third parties of shares in the capital of the Company, unless the Board of Directors shall have authorized such loans and the requirements described in article 2:98c of the Dutch Civil Code shall have been satisfied.

8.3.	Articles 8.1 and 8.2 shall not apply if shares or Depositary Receipts are subscribed for or acquired by or for the benefit of employees of the Company or a Group Company.

9.	REDUCTION OF SHARE CAPITAL

9.1.	The General Meeting may resolve to reduce the issued share capital of the Company either by cancellation of shares or by reducing the nominal value of the shares by amendment of the articles of association.

Any such resolution of the General Meeting must designate the shares to which such resolution pertains and must provide for the implementation of such resolution.

A resolution of the General Meeting for the cancellation of shares may only relate to:

(a)	shares held by the Company or of which the Company holds the Depositary Receipts;

(b)	preferred shares, subject to the repayment of the nominal amount paid on the preferred shares, as increased by:

(i)	any deficit in the payment of the percentage referred to in article 28.2; and

(ii)	an amount equal to the percentage referred to in article 28.2 on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day of the last full financial year prior to the cancellation of the preferred shares and ending on the day of the repayment of such amount, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such period shall be deducted from the payment referred to in this article, provided that the amount referred to in the subparagraphs (i) and (ii) can never be below zero.

9.2.	A partial repayment or release for holders of shares of the obligation to pay-up on a share must be effected in proportion to all shares involved. The General Meeting may resolve to cancel with repayment any or all preferred shares, irrespective of who the holders of such shares are; article 9.3 shall apply mutatis mutandis.

9.3.	For a resolution of the General Meeting to reduce the issued share capital, at least two

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thirds of the votes cast shall be required if less than half of the issued share capital is represented at the meeting. A resolution to reduce the issued share capital requires prior or simultaneous approval of the meeting of each class of shareholders whose rights are prejudiced by such reduction in the issued share capital. The approval of the meeting of each such class of shareholders requires a majority of at least two-thirds of the votes cast by such class if less than half of the issued capital of such class is represented at such meeting.

9.4.	The notice convening a meeting at which a resolution referred to in this article 9 shall be passed shall state the purpose of the issued share capital reduction and how such reduction shall be implemented; article 29.4 shall apply mutatis mutandis.

10.	REGISTER OF SHAREHOLDERS

10.1.	A register of shareholders shall be kept by on or behalf of the Company for the Registered shares, which register shall be regularly updated and, at the discretion of the Board of Directors, may in whole or in part be kept in more than one copy and at more than one address. Part of the register of shareholders may be kept outside of the Netherlands in order to comply with applicable foreign statutory provisions or applicable listing rules.

10.2.	The name, address and such further information as required by applicable Dutch law or considered appropriate by the Board of Directors of each holder of one or more shares shall be recorded in the register of shareholders.

10.3.	The form and the contents of the register of shareholders shall be determined by the Board of Directors, subject to the provisions of this article 10.

10.4.	If a shareholder notifies the Company of an electronic address to be recorded in the register of shareholders, such address shall then be considered to be recorded for the purpose of receiving all notifications, announcements and statements as well as convocations for General Meetings by electronic means.

10.5.	Upon his request, a holder of Registered shares shall be provided with written evidence of the contents of the register of shareholders with regard to the shares registered in the name of such holder free of charge, and the statement so issued may be validly signed on behalf of the Company by a person to be designated for that purpose by the Board of Directors.

10.6.	The provisions of this article 10 shall apply, mutatis mutandis, to usufructuaries and pledgees of shares.

11.	TRANSFER OF SHARES, USUFRUCT, PLEDGE

11.1.	A transfer of a share must be made in accordance with the applicable provisions of Dutch law.

11.2.	In accordance with Book 10 of the Dutch Civil Code, for as long as any ordinary shares are listed on the NASDAQ stock exchange in New York, the United States of America, or on the New York Stock Exchange in New York, the United States of America, the laws of the State of New York shall apply to the property law aspects of the shares reflected in the register held by the transfer agent.

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11.3.	The provisions of articles 11.1 and 11.2 shall apply, mutatis mutandis, to the creation or release of a right of usufruct and a right of pledge.

11.4.	The provisions of articles 11.1 and 11.2 shall apply, mutatis mutandis, to the allotment of shares in the event of a partition of any community.

12.	USUFRUCT, PLEDGE, JOINT OWNERSHIP

12.1.	A shareholder shall have the right to vote in respect of shares which are subject to a right of usufruct or a right of pledge unless, in each case, the right to vote in respect of such shares was granted to the usufructuary or pledgee, as applicable, in accordance with articles 2:88 and 2:89 of the Dutch Civil Code, respectively.

12.2.	A shareholder who does not have the right to vote in respect of any shares, and a usufructuary or a pledgee who has the right to vote in respect of such shares, shall have the rights conferred by Dutch law upon holders of Depositary Receipts. A usufructuary and pledgee who does not have the right to vote shall not have the rights of holders of Depositary Receipts referred to in the preceding sentence.

12.3.	If one or more shares, or a usufruct in or a pledge over one or more shares, are jointly held by one or more persons, the Board of Directors may decide that the joint holders thereof shall only be represented vis-à-vis the Company by one person jointly designated by them in writing. In the absence of such designation, all rights attached to the relevant shares shall be suspended, except the right to receive distributions. The Board of Directors may grant an exemption to the requirement of the previous sentence, including, without limitation, with respect to shares that are kept in custody by a securities clearing or settlement institution acting as such in the ordinary course of its business. The Board of Directors may determine the conditions of any such exemption.

13.	RESTRICTION ON THE TRANSFER OF PREFERRED SHARES

13.1.	Each transfer of preferred shares requires the approval of the Board of Directors.

The transfer must be effected within three months after approval by the Board of Directors has been granted.

13.2.	A shareholder seeking to transfer preferred shares (such a shareholder, an “applicant”) shall send by courier service or by registered or certified mail a letter addressed to the Company requesting the approval of the Board of Directors. Such letter shall state the number of preferred shares the applicant intends to transfer and the intended transferee of such preferred shares.

13.3.	The Board of Directors shall be deemed to have approved a transfer of preferred shares if the Board of Directors shall not have responded to the applicant’s letter referred to in the preceding article 13.2 within one month of the delivery thereof to the Company.

Approval shall also be deemed to have been granted with respect to the transfer of any preferred shares unless, at the time the Board of Directors denies approval for the transfer of such preferred shares, the Board of Director notifies the applicant of one or more interested parties that are willing and able to purchase such preferred shares.

13.4.	The price to be paid for any preferred shares with respect to a transfer to one or more interested parties designated by the Board of Directors shall be as determined by mutual agreement of the applicant and the Board of Directors.

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If the applicant and the Board of Directors fail to reach an agreement, the price to be paid for such preferred shares shall be established by the chartered accountant referred to in article 27.3.

13.5.	The applicant may withdraw its request to transfer any preferred shares within one month after being definitively informed of the price for such shares established by the chartered accountant referred to in article 27.3.

13.6.	The Company may only be designated as an interested party pursuant to article 13.3 with the applicant’s approval.

13.7.	If, within one month after being informed of the definite price for the preferred shares established by the chartered accountant referred to in article 27.3, the applicant has not withdrawn its request to transfer such shares, such preferred shares must be transferred to the interested party (parties) against payment within one month after being informed of the definite price for the preferred shares established by the chartered accountant referred to in article 27.3.

13.8.	If the applicant does not transfer such preferred shares within the period provided for in article 13.7, the Company shall be irrevocably authorized to proceed to deliver the preferred shares to the interested party/parties, subject to the obligation to pay the purchase price for such preferred shares to the applicant.

13.9.	In the event that a legal person that holds preferred shares is dissolved, is declared bankrupt or has been granted suspension of payments and in the event of a transfer of preferred shares under universal title, such holder of preferred shares, or its successors in title, shall be obliged to transfer the preferred shares to one or more persons designated by the Board of Directors in accordance with the provisions of this article.

If within one month after the Board of Directors has been notified that the legal person that holds preferred shares is dissolved, is declared bankrupt or has been granted suspension of payments or has been notified of a transfer of preferred shares under universal title, the Board of Directors has not designated one or more persons that are willing and able to purchase all preferred shares of such holder, the holder or its successor in title, as applicable, shall be permitted to keep such preferred shares.

In the event of non-compliance by the holder, or its successor(s) in title, with the obligation pursuant to the first paragraph of this article 13.9 to transfer the preferred shares to one or more persons designated by the Board of Directors within three months after such obligation has arisen, the Company shall be irrevocably authorized to effect such transfer, provided that such transfer includes all such preferred shares, on behalf of such holder, or its successor(s) in title, in accordance with the provisions of this article.

14.	BOARD OF DIRECTORS: APPOINTMENT, SUSPENSION AND DISMISSAL

14.1.	The Company shall have a Board of Directors consisting of at least one executive Director and at least two non-executive Directors.

The Board of Directors shall determine the number of executive Directors and the number of non-executive Directors consistent with this article 14.1.

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Only individuals can serve as Directors.

In the event of a vacancy on the Board of Directors, the Board of Directors shall continue to be validly constituted by the remaining Directors.

14.2.	Executive Directors and non-executive Directors shall be appointed by the General Meeting from a binding nomination to be drawn up by the Board of Directors in accordance with article 2:133 of the Dutch Civil Code.

The executive Directors may not participate in the deliberation and the decision-making process of the Board of Directors with respect to making the binding nomination.

The resolution of the General Meeting shall specify whether a member of the Board of Directors is appointed as executive Director or as non-executive Director.

14.3.	If the appointment of a Director occurs pursuant to and in accordance with a binding nomination prepared by the Board of Directors, and the list of candidates contains one candidate for each vacancy to be filled, the proposed candidate shall be appointed in accordance with article 2:133 paragraph 3 of the Dutch Civil Code, unless the binding nature of the nomination was overruled by the General Meeting in accordance with article 14.4.

14.4.	In the event the Board of Directors exercises its right to prepare a binding nomination, the General Meeting may overrule the binding nature of such nomination by a resolution of the General Meeting, which resolution requires at least two thirds of the votes cast, with the total number of shares voting representing more than half of the issued share capital.

In such event the Board of Directors may draw up a new binding nomination to be submitted to a subsequent General Meeting.

14.5.	At a General Meeting, votes in respect of the appointment of a Director can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto.

14.6.	If the Board of Directors fails to make use of its right to submit a binding nomination for a Director or fails to do so in due time, the General Meeting shall be unrestricted in its appointment of such Director.

14.7.	Each Director shall be appointed for a term of one (1) year, unless such Director resigns or is suspended or dismissed at an earlier date. This term of office shall lapse immediately after the general meeting held one year after his appointment.

A Director may be re-appointed with due observance of the preceding sentence.

The Board of Directors may establish a rotation schedule.

14.8.	Directors may be suspended or dismissed by the General Meeting at any time. A resolution of the General Meeting to suspend or dismiss a Director pursuant to and in accordance with a proposal by the Board of Directors shall be passed with an absolute majority of the votes cast.

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A resolution of the General Meeting to suspend or dismiss a Director other than pursuant to and in accordance with a proposal by the Board of Directors shall require at least two thirds of the votes cast, with the total number of shares voting representing more than half of the issued share capital.

14.9.	With respect to the resolution of the General Meeting referred to in article 14.8, the provision included in article 2:120 paragraph 3 of the Dutch Civil Code is not applicable.

14.10.	An executive Director may also be suspended by the Board of Directors at any time.

15.	REMUNERATION OF DIRECTORS

15.1.	The Company shall have a policy governing the remuneration of the Board of Directors.

The remuneration policy will be adopted by the General Meeting pursuant to and in accordance with a proposal thereto by the Board of Directors.

15.2.	The remuneration of each individual executive Director or non-executive Director will be determined by the Board of Directors with due observance of the remuneration policy referred to in article 15.1.

The executive Directors may not participate in the deliberation and the decision-making process of the Board of Directors if it concerns the remuneration of the executive Directors.

15.3.	Proposals concerning plans or arrangements in the form of shares or rights to subscribe for shares for Directors, shall be submitted by the Board of Directors to the General Meeting.

The proposal must include the maximum number of shares and/or options that may be granted to Directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.

16.	CHIEF EXECUTIVE OFFICER, CHAIRMAN OF THE BOARD OF DIRECTORS, SECRETARY

16.1.	The Board of Directors may appoint a Director as Chief Executive Officer and a Director as Chief Finance Officer for such period as the Board of Directors may decide. In addition, the Board of Directors may grant other titles to a Director.

16.2.	The Board of Directors shall appoint a Director to be Chairman of the Board of Directors for such a period as the Board of Directors may decide.

The Board of Directors may appoint one or more of the Directors as vice-chairman of the Board of Directors for such a period as the Board of Directors may decide. If the Chairman is absent or unwilling to take the chair, a vice-chairman shall be entrusted with such duties of the Chairman entrusted to him by the Board of Directors.

16.3.	The Board of Directors may appoint a secretary who does not need to be a member of the Board of Directors. The secretary may be removed from office at any time by the Board of Directors.

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17.	BOARD OF DIRECTORS; DUTIES AND DECISION-MAKING PROCESS

17.1.	With due observance of the limitations set forth in these articles of association and subject to the allocation of duties referred to in articles 17.3 and 17.4 the Board of Directors is vested with the management of the Company.

17.2.	Without prejudice to its own responsibility, the Board of Directors is authorized to appoint persons with authority to represent the Company and, by granting of a power of attorney, conferring such titles and powers as shall be determined by the Board of Directors.

17.3.	The Board of Directors may adopt an internal allocation of duties for each Director individually, provided that the duty to supervise the performance of the executive Directors cannot be taken away from the non-executive Directors.

The internal allocation of duties can be implemented in the rules referred to in article 17.4.

17.4.	In addition to the relevant provisions of these articles of association, the Board of Directors may adopt internal rules regulating its decision making process and working methods, including rules in the event of conflicts of interest.

The internal rules can furthermore provide that one or more members of the Board of Directors shall be duly authorized to resolve on matters which belong to their respective range of duties.

17.5.	The Board of Directors shall adopt resolutions by an absolute majority of the total number of votes cast by the Directors, unless the second sentence of article 17.4 applies.

Blank votes shall be considered null and void.

17.6.	At meetings of the Board of Directors, each Director shall be entitled to cast one vote.

17.7.	The executive Directors shall timely provide the non-executive Directors with all information required for the exercise of their duties.

17.8.	A Director may not participate in the deliberation and the decision-making process of the Board of Directors if it concerns a subject in which such Director has a direct or indirect personal interest which conflicts with the interest of the Company and its business enterprise.

In such event, the other Directors shall be authorized to adopt the relevant resolution. If all Directors have a conflict of interest as indicated above, the resolution shall nonetheless be adopted by the Board of Directors.

17.9.	The Board of Directors may also adopt resolutions outside a formal meeting, provided this is done in writing, by telefax, or by electronic mail and provided that all of the Directors have been consulted and that none of them objects to adopting resolutions in this matter.

17.10.	Without prejudice to the foregoing provisions, decisions of the Board of Directors involving a substantial (belangrijke) change in the Company’s identity or the nature of the

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Company and the business enterprise it operates are subject to the approval of the General Meeting, including decisions involving:

(a)	the transfer of all or substantially all of the business of the Company;

(b)	the entering into or termination of longstanding joint ventures of the Company or a Subsidiary with another legal entity, or as a fully liable partner in a limited partnership or a general partnership, if such joint venture or termination thereof is of a substantial (ingrijpende) significance to the Company;

(c)	the acquisition or disposition by the Company or a Subsidiary of a participation in the share capital of a company with a value equal to or greater than one third of the amount of the assets reflected on the balance sheet of the Company or, if the Company prepares a consolidated balance sheet, on such consolidated balance sheet, in each case representing the last adopted annual accounts of the Company.

17.11.	Failure to obtain the approval as referred to in article 17.10 shall not affect the authority of the Board of Directors or the Directors to represent the Company in connection with such transaction.

18.	COMMITTEES

18.1.	The Board of Directors may establish such committees as it may deem necessary, which committees may consist of one or more Directors or of other persons.

18.2.	The Board of Directors shall determine the duties and powers of the committees referred to in article 18.1.

19.	BOARD OF DIRECTORS; ABSENCE OF DIRECTORS

In the event that one or more Directors are absent or not able to act, the powers of the Board of Directors shall continue unaffected.

In the event of the absence or inability to act of all executive Directors, the non-executive Directors shall be authorized to temporarily entrust the task and duties of the executive Directors to one or more other persons. In the event of the absence or inability to act of all non-executive Directors or all of the Directors, a person to be appointed for that purpose by the General Meeting, whether or not from among its members, shall be temporarily entrusted with the management of the Company.

20.	REPRESENTATION

The Company shall be represented by the Board of Directors.

In addition, the authority to represent the Company shall be vested in each executive Director.

21.	INDEMNIFICATION DIRECTORS AND OFFICERS

21.1.	Without prejudice to any indemnity to which such person may otherwise be entitled and to the fullest extent permitted by applicable Dutch law, the Company shall indemnify any

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Indemnified person who is or was in his capacity as a current or former Director or officer of the Company a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative, or any action, suit or proceeding in order to obtain information (other than an action, suit or proceeding instituted by or on behalf of the Company), against any and all liabilities, including any and all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement and other financial losses, actually and reasonably incurred by him in connection with such action, suit or proceeding.

21.2.	The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or the failure to establish a defense or its equivalent, shall not, in and of itself, create a presumption that the person is not entitled to indemnity pursuant to article 21.1. The Indemnified person is obliged to inform the Company as soon as practically possible about any claim, issue or matter or any circumstance that could lead to a claim, issue or matter in respect of which indemnification may be sought.

21.3.	No indemnification pursuant to article 21.1 shall be made to any person in respect of any claim, issue or matter:

(a)	as to which such person shall have been adjudged in a final and non-appealable judgment by a Dutch court to be liable for intentional recklessness or willful misconduct in the performance of his duty to the Company unless such court shall determine that such person is fairly and reasonably entitled to such compensation despite the adjudication of such liability; or

(b)	to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy.

21.4.	Expenses (including attorneys’ fees) incurred by an Indemnified person in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such advanced amounts if it shall ultimately be determined in a final and non-appealable judgment by a Dutch court that such person is not entitled to be indemnified by the Company as authorized in this article 21.

21.5.	The indemnification provided for by this article 21 shall not be deemed exclusive of any other right to which a person seeking indemnification or advancement of expenses may be entitled under the laws of the Netherlands as from time to time amended or under any by-laws, agreement, resolution of the General Meeting or of the Board of Directors or officers who are not an interested party in this matter or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a person who has ceased to be a Director or an officer, but was a Director or an officer at any time after the execution of this deed of amendment and shall also inure to the benefit of the heirs, executors and administrators of the estate of such person.

21.6.	The Company may purchase and maintain insurance on behalf of any Indemnified person, whether or not the Company would have the power to indemnify him against such liability under the provisions of this article 21.

21.7.	No amendment or repeal of this article 21 shall adversely affect any right of any person to indemnification or advancement of expenses under this article 21 arising prior to such amendment or repeal.

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21.8.	An amendment or repeal can be made to the right of any person to indemnification and advancement of expenses under this article 21 if such person shall be appointed or reappointed as Director or officer after such amendment or repeal of this article 21.

22.	GENERAL MEETINGS; ANNUAL GENERAL MEETINGS, EXTRAORDINARY GENERAL MEETINGS, CONVOCATIONS

22.1.	Annually, a General Meeting shall be held within six months of the end of the Company’s financial year.

22.2.	General meetings will be held in Amsterdam, Rotterdam, The Hague, Oosterhout or Haarlemmermeer (Schiphol).

22.3.	General Meetings shall be convened by the Board of Directors in the manner and with reference to the applicable provisions of the legislation and applicable stock exchange regulations and with consideration of the applicable terms.

22.4.	The notice of a General Meeting shall state:

(a)	the subjects to be discussed;

(b)	the place and time of the General Meeting;

(c)	the procedures for participation in the General Meeting and the exercise of voting rights in person or by proxy.

22.5.	An item proposed by one or more shareholders having the right to make such proposal under applicable law will be included in the notice of a General Meeting or announced in the same manner, provided that the Company receives the shareholder’s request to propose such item no later than the sixtieth day before the day of the meeting.

22.6.	Extraordinary General Meetings shall be held as often as the Chairman, or a majority of the Board of Directors, deem necessary. Extraordinary General Meetings shall also be held upon the written request of one or more shareholders having the right to request the holding of an extraordinary General Meeting in accordance with applicable law, which request shall be addressed to the Board of Directors and shall set forth in detail the matters to be considered at such extraordinary General Meeting.

23.	GENERAL MEETINGS; CHAIRMAN

23.1.	The General Meetings will be chaired by the Chairman, or, in his absence by the vice-chairman of the Board of Directors. If both the Chairman and the vice-chairman are absent, the General Meeting shall appoint a chairman.

23.2.	Minutes shall be kept of the matters dealt with at the General Meeting.

The minutes shall be adopted by the chairman of the General Meeting and the Company secretary.

23.3.	The chairman of the General Meeting shall decide on all disputes with regard to voting, admitting of persons attending and, in general the proceedings at the General Meeting, to the extent not otherwise provided for by Dutch law or the articles of association.

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23.4.	The ruling of the chairman of the General Meeting in respect of the outcome of any vote taken at a General Meeting shall be decisive. The same shall apply to the contents of any resolution adopted.

24.	GENERAL MEETINGS; ENTITLEMENT TO ATTEND GENERAL MEETINGS

24.1.	Shareholders as well as other persons having voting rights and/or meeting rights, are entitled, in person or through an attorney authorized in writing for the specific meeting, to attend the General Meeting, to address the General Meeting and, to the extent that they have such right, to vote at the General Meeting, in each case provided that such shareholder or other person has notified the Company of his intention to attend the meeting in writing at the address and by the date specified in the notice of the meeting, which day cannot be earlier than seven days before the day of the meeting.

24.2.	Unless the Board of Directors and/or applicable law otherwise provides and regardless of who would be entitled to attend the General Meeting in the absence of a Registration Date, persons entitled to attend the General Meeting are those who at the Registration Date have voting rights and/or meeting rights with respect to shares of the Company, as determined by the Board of Directors and have been registered as such in a register designated by the Board of Directors for that purpose.

24.3.	If so determined by the Board of Directors and announced at the time of the General Meeting, persons entitled to attend General Meetings and vote at General Meetings may, within a period prior to the General Meeting to be determined by the Board of Directors, which period cannot commence prior to the Registration Date, cast their votes electronically or by mail in a manner to be decided by the Board of Directors. Votes cast in accordance with the previous sentence shall be treated equally as votes cast at the meeting.

24.4.	At the request of the chairman of the General Meeting, each person who wishes to attend the General Meeting must sign the attendance list.

24.5.	The Directors and the Company secretary shall have the right to attend the General Meeting.

In these meetings the Directors shall have an advisory vote. Furthermore, admission shall be given to the persons whose attendance at the General Meeting is approved by the chairman of the General Meeting.

25.	GENERAL MEETINGS; VOTING RIGHTS

25.1.	Each share shall confer the right to cast one vote.

Insofar as Dutch law or these articles of association do not prescribe otherwise, resolutions of the General Meeting shall be passed by an absolute majority of votes cast without a quorum being required.

25.2.	The chairman of the General Meeting determines the method of voting, which includes oral, written or electronic voting.

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The chairman of the General Meeting may determine that the voting will be done by acclamation in which case notes will be made of abstentions and negative votes if requested.

25.3.	Blank votes and invalid votes shall be considered as not having been cast.

25.4.	For the purpose of determining the number of shareholders voting and present or represented, or the amount of the capital provided or represented, no account shall be taken of shares which cannot be voted on pursuant to Dutch law.

25.5.	Unless there are other persons than shareholders who are entitled to attend the meeting, shareholders may also adopt resolutions outside a General Meeting, provided that all shareholders entitled to vote have cast their vote in favour of the proposal concerned.

The votes shall be cast in writing or by use of electronic means.

Prior to the decision-making process, the Directors shall have the opportunity to cast their advisory vote.

26.	MEETINGS OF HOLDERS OF PREFERRED SHARES

26.1.	Meetings of holders of preferred shares shall be held as frequently as a resolution is required by the meeting in question and as frequently as is deemed desirable by the Board of Directors, or by one or more holder(s) of preferred shares.

26.2.	The provision of articles 22 through 25 shall apply mutatis mutandis, this with the exceptions that (i) the convocation of the meeting shall be effected no later than the eighth day preceding the meeting, (ii) the meeting of holders of preferred shares shall appoint its own chairman, who may also be the chairman of the General Meeting, (iii) the convocation will be affected by means of a notice of the meeting at the addresses of the holders of preferred shares listed in the register of shareholders or to the extent the holder of preferred shares consents thereto, such holder may be notified by a legible and reproducible message sent electronically to the address that he has given to the Company for this purpose, and (iv) the meeting of holders of preferred shares may also adopt resolutions by written consent. This article 26 has been included to clarify the procedural aspects of holding meetings of preferred shares.

27.	FINANCIAL YEAR, ANNUAL ACCOUNTS, ANNUAL REPORT

27.1.	The Company’s financial year shall be concurrent with the calendar year.

27.2.	The Board of Directors shall prepare the annual accounts (consisting of the balance sheet and profit and loss account with explanatory notes thereto).

The annual accounts will be prepared and published in accordance with the applicable legislation and regulation.

The annual accounts shall be signed by all Directors.

If the signature of one or more of the Directors is lacking, this fact and the reason therefor shall be indicated in the annual accounts.

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The Board of Directors shall also prepare an annual report.

27.3.	The General Meeting shall instruct a registered accountant or a firm of registered accountants, as defined in article 2:393 paragraph 1 of the Dutch Civil Code, to audit the annual accounts and the annual report by the Board of Directors, to report thereon, and to issue an auditor’s statement with respect thereto.

If the General Meeting fails to instruct a registered accountant, the Board of Directors shall be authorized to do so.

27.4.	The Company shall ensure that, as of the day on which a General Meeting is called at which the annual accounts, the annual report and the additional information to be provided pursuant to article 2:392 paragraph 1 of the Dutch Civil Code are to be considered, such annual accounts, annual report and additional information shall be available for examination by Persons with meeting rights.

The Company shall make copies of the documents referred to in the previous sentence available free of charge to Persons with meeting rights.

If these documents are amended, this obligation shall also extend to the amended documents.

27.5.	The annual accounts shall be adopted by the General Meeting.

27.6.	The Company shall be obliged to make its annual accounts publicly available in accordance with Dutch law and other applicable legislation and regulation.

28.	DISTRIBUTIONS

28.1.	The Company may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that the Company’s shareholders’ equity exceeds the sum of the paid-in share capital and the reserves which must be maintained by Dutch law.

28.2.	From the profits as they appear from the annual accounts:

(a)	first of all, on the preferred shares a dividend will be distributed to the amount of a percentage on the amount paid on those shares, which equals twelve months ‘EURIBOR’, as published by De Nederlandsche Bank N.V. - calculated according to the number of days the rate applied - during the financial year to which the distribution relates, increased by a premium to be determined by the Board of Directors in line with market conditions on the date of the first issue of the preferred shares with a maximum of five hundred basis points; and

If and to the extent that the profit is not sufficient to fully make a distribution referred to in this article 28.2 (a), this paragraph, the deficit shall be paid from the reserves.

In case of cancellation of preferred shares with repayment, on the day of repayment a distribution shall be made on the cancelled preferred shares, which distribution shall be calculated to the extent possible in accordance with the provision referred to above and with regard to the current financial year to be

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calculated over the period from the first day of the current financial year, or if the preferred shares have been issued after such day, from the day of issuance thereof, until the day of repayment without prejudice to the provisions of article 2:105 paragraph 4 of the Dutch Civil Code.

In the event that in a financial year the profit or the distributable reserves (as the case may be) are not sufficient to make the distributions referred above in this article, the provisions above shall apply over the following financial years until the deficit has been cleared; and

(b)	secondly, the Board of Directors shall determine which part of the profits remaining after application as set forth in article 28.2(a) shall be reserved.

28.3.	The profit, as it appears from the profit and loss account of the Company adopted by the General Meeting, to the extent not reserved in accordance with article 28.2 shall be at the disposal of the General Meeting.

28.4.	The Board of Directors may make interim distributions only to the extent that the requirements set forth in article 28.1 are satisfied based on an (interim) financial statement drawn up in accordance with Dutch law.

28.5.	The Board of Directors may determine that distributions on shares shall be made payable in euro, United States dollars or in another currency.

28.6.	The Board of Directors may decide that a distribution on shares shall not be made in cash or shall be partially made in cash and partially made in the form of shares in the Company or other property, or that shareholders shall be given the option to receive a distribution either in cash or in property other than in cash. The Board of Directors shall determine the conditions under which such option can be given to the shareholders.

28.7.	The General Meeting may resolve on a distribution at the expense of the reserves, but only pursuant to and in accordance with a proposal thereto by the Board of Directors.

28.8.	Any claim a shareholder may have to a distribution shall lapse five years following the day on which such distribution becomes payable.

28.9.	If a resolution is adopted to make a distribution on shares, the Company will make the distribution to the person in whose name such shares are registered on the Registration Date. The Board of Directors shall determine the date from which a distribution to the persons entitled referred to in the previous sentence shall be made payable.

29.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION, LEGAL MERGER, DEMERGER, DISSOLUTION AND LIQUIDATION

29.1.	Without prejudice to article 2:331 and 2:334ff of the Dutch Civil Code, the General Meeting may only resolve to amend the Company’s articles of association upon the recommendation and proposal of the Board of Directors.

29.2.	A resolution of the General Meeting to amend the Company’s articles of association shall require a majority of two thirds of the votes cast, representing more than half of the issued share capital.

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29.3.	A resolution of the General Meeting to conclude a legal merger (fusie) or a demerger (splitsing) shall require the approval of a majority of at least two thirds of the votes cast at the General Meeting, if less than half of the issued share capital is represented at the meeting.

29.4.	The full proposal of the amendment of the articles of association shall be available at the offices of the Company from the day of the convocation to the General Meeting until the close of same for inspection by Persons with meeting rights; the copies of this proposal shall be made available free of charge to Persons with meeting rights.

29.5.	Upon dissolution, the liquidation of the Company shall be effected by the Directors, unless the General Meeting has designated any other person or persons as liquidator.

29.6.	The remainder of the Company’s assets after payment of all debts and the costs of the liquidation shall be distributed as follows:

(a)	first, the holders of the preferred shares shall be paid the nominal amount paid on their preferred shares, increased by (i) any deficit in the payment of dividend referred to in article 28.2 and (ii) an amount equal to the percentage referred to in article 28.2 on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day of the last full financial year prior to the liquidation and ending on the day of the payment on preferred shares referred to in this article, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such period shall be deducted from the payment referred to in this article 29.6(a); and

(b)	the remainder shall be paid to the holders of ordinary shares, in proportion to the number of ordinary shares that each party owns.

29.7.	During the liquidation, the provisions of the articles of association shall remain in force to the extent possible.

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